June 2, 2009




Matt McNair
Division of Corporation Finance
United States Securities and Exchange Commission


Via Filing on EDGAR


Re: Tri City Bankshares Corporation Form 10-K for Fiscal Year Ended December 31, 2008
         File Number 000-09785


Dear Mr. McNair,

This letter confirms that you have agreed to extend the time for Tri City Bankshares Corporation to respond to your letter dated May 29, 2009. We will provide you with our responses by June 30, 2009. Thank you for this extension.


Very truly yours,

TRI CITY BANKSHARES CORPORATION



Scott D. Gerardin
General Counsel


SDG:jr